Exhibit 99.8

THOMSON REUTERS

AUDIT COMMITTEE CHARTER

Adopted effective

March 4, 2026

- i -

1.	PURPOSE	1
2.	MEMBERS	1
3.	RESPONSIBILITIES	1
4.	COMPLAINTS PROCEDURE	7
5.	REPORTING AND DISCLOSURE	7
6.	REVIEW	7
7.	ASSESSMENT	7
8.	MEETINGS	7
9.	CHAIR	8
10.	REMOVAL AND VACANCIES	8
11.	ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS	8
12.	DEFINITIONS	8

THOMSON REUTERS

AUDIT COMMITTEE CHARTER

1.
PURPOSE

The Audit Committee is responsible for assisting the Board of Directors (the “Board”) of Thomson Reuters Corporation (the “Corporation”) in fulfilling its oversight responsibilities in relation to:

•
the integrity of the consolidated financial statements and other financial information relating to the Corporation (collectively, “Thomson Reuters”);
•
the qualifications, independence and performance of Thomson Reuters auditor;
•
the adequacy and effectiveness of Thomson Reuters internal control over financial reporting and disclosure controls and procedures;
•
the effectiveness of Thomson Reuters internal audit function;
•
the assessment and management of financial risk;
•
disclosures related to environmental, social and governance (“ESG”) matters; and
•
any additional matters delegated to the Audit Committee by the Board.
2.
MEMBERS

The Board must appoint a minimum of three and a maximum of eight directors to be members of the Audit Committee. The members of the Audit Committee are selected by the Board on the recommendation of the Corporate Governance Committee. All members of the Audit Committee must meet the criteria for independence contained in applicable law and stock exchange rules and requirements.

Every member of the Audit Committee shall, in the judgment of the Board, be Financially Literate and shall not have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years. In addition, at least one member shall be an Audit Committee Financial Expert (as determined in the judgement of the Board).

Members of the Audit Committee may not serve on more than two other public company audit committees except with the prior approval of the Board.

3.
RESPONSIBILITIES

The Audit Committee is responsible for performing the duties set out below as well as any other duties that are otherwise required by applicable law or stock exchange rules and requirements or are delegated to the Audit Committee by the Board.

(a)
Appointment and Review of the Auditor

The auditor is accountable to the Audit Committee and reports directly to the Audit Committee. Accordingly, the Audit Committee will evaluate and be directly responsible for Thomson Reuters relationship with the auditor. Specifically, the Audit Committee will:

•
select, evaluate and recommend to the Board, to put forward for shareholder approval at the annual meeting, the auditor to be proposed for appointment or reappointment, as the case may be, to prepare or issue an auditor’s report as well as perform audit, review, attest or other services for the Corporation;
•
review and approve the auditor’s engagement letter;
•
after seeking and taking into account the views of senior management and the officer in charge of internal audit, review the independence, experience, qualifications and performance of the auditor, including the lead audit partner;
•
oversee the auditor’s work, including investigating and resolving any disagreements between senior management and the auditor regarding financial reporting or the internal audit function;
•
at least annually, obtain and review a report by the auditor describing its internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditor and any steps taken to deal with any such issues; and
•
where appropriate, terminate the auditor.
(b)
Confirmation of the Auditor’s Independence

At least annually, and before the auditor issues its report on the Corporation’s annual consolidated financial statements, the Audit Committee will:

•
confirm that the auditor has submitted a formal written statement describing all of its relationships with Thomson Reuters that, in the auditor’s professional judgment, may reasonably be thought to bear on its independence;
•
discuss with the auditor any disclosed relationships or services, including any non- audit services the auditor has provided to Thomson Reuters, that may affect its independence;
•
obtain written confirmation from the auditor that it is independent with respect to Thomson Reuters within the meaning of the Rules of Professional Conduct adopted by the Ontario Institute of Chartered Accountants, the standards established by the Public Company Accounting Oversight Board (“PCAOB”) and the standards established by the United States Securities and Exchange Commission; and
•
confirm that the auditor has complied with applicable law with respect to the rotation of certain members of the audit engagement team for Thomson Reuters.

(c)
Pre-Approval of Non-Audit Services

The Audit Committee will pre-approve the appointment of the auditor for any non-audit services, provided that it will not approve any services that are prohibited under applicable law. The Audit Committee has established policies and procedures, and may revise such from time to time, which pre-approve the appointment of the auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more members the authority to pre- approve the appointment of the auditor for any non-audit services to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting following such pre- approval.

(d)
Communications with the Auditor

The Audit Committee has the authority to communicate directly with the auditor and will meet privately with the auditor as frequently as the Audit Committee determines is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Audit Committee or the auditor, including, without limitation:

•
planning and staffing of the audit;
•
any material written communications between the auditor and senior management, such as any management representation letter, management letter, schedule of adjusted differences and summary of uncorrected misstatements;
•
whether or not the auditor is satisfied with the effectiveness of financial recording procedures and systems;
•
the extent to which the auditor is satisfied with the nature and scope of its examination;
•
any instances of fraud or other illegal acts involving senior management or employees involved in financial reporting of Thomson Reuters;
•
whether or not the auditor has received the full cooperation of senior management and other employees of Thomson Reuters and whether the auditor has encountered any audit problems or difficulties in the course of its audit work, including any restrictions on the scope of the auditor’s work or access to required information and any significant disagreements with management (along with management’s response);
•
the auditor’s observations of the competence and performance of the Chief Financial Officer and other key financial personnel; and
•
the items required to be communicated to the Audit Committee under the standards established by the PCAOB, Canadian authoritative guidance or under Canadian generally accepted auditing standards (“GAAS”).
(e)
Review of the Audit Plan

The Audit Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit of financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The Audit Committee will review a summary of the auditor’s audit plan.

(f)
Review of Auditor’s Fees

The Audit Committee will determine the auditor’s fees and other terms of the auditor’s engagement. In determining the auditor’s fees, the Audit Committee will consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal control over financial reporting of Thomson Reuters, the size, complexity and financial condition of Thomson Reuters and the extent of internal audit and other support to be provided to the auditor by Thomson Reuters.

(g)
Review of Annual Financial Statements

The Audit Committee will review and discuss the annual consolidated financial statements of the Corporation and the related management’s discussion and analysis with senior management and the auditor, before recommending them for approval by the Board.

The Audit Committee will also review and discuss the following with the senior management and the auditor:

•
critical accounting policies and practices used or to be used by Thomson Reuters;
•
critical audit matters to be disclosed in the auditor’s report; and
•
alternative treatments of financial information within IFRS and non-IFRS that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor.
(h)
Approval of Quarterly Financial Statements and Earnings Press Releases

The Audit Committee will review and approve the quarterly consolidated financial statements of the Corporation and the related management’s discussion and analysis after discussion with senior management and the auditor. The Audit Committee will also engage the auditor to review the consolidated quarterly financial statements of the Corporation prior to the Audit Committee’s review of such financial statements.

The Audit Committee will review and approve annual and quarterly earnings press releases prior to their public release. The Audit Committee will also discuss financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee will also review the type and presentation of information to be included in earnings press releases and guidance (including the use of “pro forma” or “adjusted” non-IFRS financial measures). The Audit Committee’s discussion of financial information and earnings guidance provided to analysts and rating agencies may be done generally (i.e., discussion of the types of information to be disclosed and the type of presentation to be made) and the Audit Committee need not discuss in advance each instance in which the Corporation may provide such information or guidance.

(i)
Review of Other Financial Information

The Audit Committee will:

•
periodically assess the adequacy of procedures that are in place for management’s review of all other financial information extracted or derived from Thomson Reuters financial statements that were previously reviewed by the Audit Committee before such information is released to the public, including, without limitation, financial information or statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities;

•
review major issues regarding accounting principles and financial statement presentations, including any significant changes in Thomson Reuters selection or application of accounting principles, and major issues as to the adequacy of Thomson Reuters internal control over financial reporting and any special audit steps adopted in light of any material control deficiencies;
•
review analyses prepared by management and/or the auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of Thomson Reuters financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and
•
review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the financial statements.
(j)
Review of the Internal Audit Function

The Audit Committee will review and approve the mandate, budget, planned activities, staffing and organizational structure of Thomson Reuters internal audit function as well as other items required by the internal audit charter to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Audit Committee will discuss this mandate with the auditor.

The Audit Committee will review the appointment and replacement of the officer in charge of internal audit and will review summaries of reports to management prepared by the internal audit department and management’s responses. The Audit Committee will also annually review the effectiveness of the internal audit function and will report its findings to the Board.

The officer in charge of internal audit reports directly to the Chair of the Audit Committee and has a dotted line reporting relationship to the Chief Financial Officer. The Audit Committee has the authority to communicate directly with the officer in charge of internal audit and will meet privately with him or her as frequently as the Audit Committee determines is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any areas of concern to the Audit Committee or the officer in charge of internal audit.

(k)
Relations with Senior Management

The Audit Committee members will meet privately with senior management as frequently as the Audit Committee determines is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any areas of concern to the Audit Committee or senior management.

The Audit Committee will review the appointment and replacement of the Chief Accounting Officer & Controller and the Treasurer and jointly recommend with the Human Resources Committee the appointment and replacement of the Chief Financial Officer, and review succession plans for such positions and other senior finance positions at least annually.

(l)
Oversight of Internal Controls and Disclosure Controls

The Audit Committee will review with senior management the adequacy and effectiveness of internal control over financial reporting (within the meaning of applicable law) that is maintained by Thomson Reuters to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The Audit

Committee will review any special audit steps adopted in light of material weaknesses or significant deficiencies (in each case within the meaning of applicable law).

The Audit Committee will review with senior management the adequacy and effectiveness of the disclosure controls and procedures (within the meaning of applicable law) that are maintained by Thomson Reuters to confirm that material information about Thomson Reuters that is required to be disclosed under applicable law or stock exchange rules and requirements is disclosed within the required time periods.

The Audit Committee will also review disclosures made to it by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any material weaknesses or significant deficiencies in the design or operation of Thomson Reuters internal control over financial reporting and any fraud, whether or not material, involving management or other employees who have a significant role in Thomson Reuters internal control over financial reporting.

(m)
Financial Regulatory Compliance

The Audit Committee will review with Thomson Reuters legal counsel:

•
any material financial regulatory matters; and
•
any material inquiries received regarding financial matters from governmental agencies.
(n)
Finanical Risk Assessment and Management

The Audit Committee will:

•
discuss the Corporation’s major financial risk exposures and the steps that management has taken to monitor and control such exposures including, without limitation, regarding financial, treasury, tax, legal risks related thereto; and
•
in furtherance thereof, the Audit Committee will periodically review reports from or meet with the Risk Committee regarding the Corporation’s processes for assessing and managing major financial risks.
(o)
Taxation Matters

The Audit Committee will periodically review with senior management the status of significant taxation matters of Thomson Reuters.

(p)
Hiring Employees of the Auditor

The Audit Committee will maintain and monitor compliance with policies for hiring partners and employees and former partners and employees of the auditor.

(q)
Environmental, Social and Governance (“ESG”) Matters

The Audit Committee will:

•
at least annually, the Audit Committee will review with senior management the type and presentation of Thomson Reuters’ key ESG disclosures and the adequacy and effectiveness of applicable internal controls related to such disclosures. The Audit Committee’s review of ESG disclosures may be done generally and the Audit Committee need not review or discuss in advance each ESG disclosure. The Audit Committee will also oversee key finance-related initiatives related to ESG; and
•
the Audit Committee will oversee any assurance engagements related to ESG disclosures.
4.
COMPLAINTS PROCEDURE

The Audit Committee will maintain procedures for the receipt, retention and treatment of complaints received by Thomson Reuters regarding accounting, internal accounting controls, auditing matters and disclosure controls and procedures for the confidential, anonymous submission of concerns by employees of Thomson Reuters regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures.

5.
REPORTING AND DISCLOSURE

The Audit Committee will:

•
regularly report to the Board on all significant matters it has addressed and with respect to such other matters as are within its responsibilities; and
•
oversee the preparation of and review any disclosure with respect to its activities in discharging the responsibilities set out in this Charter included in materials sent to shareholders of the Corporation.
6.
REVIEW

The Audit Committee will review this Charter at least annually and submit it to the Corporate Governance Committee together with any proposed amendments. The Corporate Governance Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

7.
ASSESSMENT

At least annually, the Board, acting through the Corporate Governance Committee, will review the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the Corporate Governance Guidelines adopted by the Board.

8.
MEETINGS

Quorum for meetings of the Audit Committee will be a majority of its members. A meeting of the Audit Committee may be called by the Chair or any other member of the Audit Committee, the Chairman, any Deputy Chairman, the Lead Independent Director, the Chief Executive Officer, the auditor, the officer in charge of the internal audit or the Company Secretary. The Company Secretary or his/her designate will act as Secretary to the Audit Committee unless the Chair of the Audit Committee decides otherwise. At all meetings of the Audit Committee, every matter shall be decided by a majority of the votes cast on the matter. If an equality of votes occurs on any matter, the Chair of the meeting shall be entitled to a second or casting vote.

The Audit Committee will ordinarily meet in camera at the end of each of its meetings and may meet in camera at any other time as required.

The Audit Committee will meet as frequently as it determines is appropriate to fulfill its responsibilities, which typically will not be less than quarterly.

9.
CHAIR

Each year, the Board on the recommendation of the Corporate Governance Committee will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed.

10.
REMOVAL AND VACANCIES

Any member may be removed and replaced at any time by the Board and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board on the recommendation of the Corporate Governance Committee. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

11.
ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS

The Audit Committee may invite any member of management, employee, outside advisor or other person to attend any of its meetings.

In carrying out its duties, the Audit Committee may retain an outside advisor without Board approval at the expense of Thomson Reuters and has the authority to determine any such advisor’s fees and other retention terms. Thomson Reuters will also provide appropriate funding, as determined by the Audit Committee, for the payment of the compensation of the auditor, independent counsel and outside advisors and any ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

12.
DEFINITIONS

Capitalized terms used in this Charter have the meanings attributed to them below:

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)
an understanding of generally accepted accounting principles and financial statements;
(b)
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
(c)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Thomson Reuters financial statements, or experience actively supervising one or more person’s engaged in such activities;
(d)
an understanding of internal controls and procedures for financial reporting; and
(e)
an understanding of audit committee functions.

A person shall have acquired such attributes through:

(i)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
(ii)
experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
(iii)
experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
(iv)
other relevant experience.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Thomson Reuters financial statements.